SILVERSTAR HOLDINGS, LTD

1900 Glades Road, Suite 435

Boca Raton, Florida 33431

September 26, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mr. Mark P. Shuman
Branch Chief - Legal

Re:	Silverstar Holdings, Ltd.
Registration Statement on Form S-3
File No. 333-150990

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “Commission”) for an order permitting Silverstar Holdings, Ltd., a Bermuda corporation (the “Registrant”), to withdraw its Registration Statement on Form S-3 (File No. 333-150990), initially filed by the Registrant on May 16, 2008 (the “Registration Statement”), as the Registrant believes that in order to have the Registration Statement declared effective it would need to make significant changes that would be too costly to the Registrant and would not serve the best interests of its shareholders. Accordingly, the Registrant has elected to withdraw in lieu of amending the Registration Statement.

This will also confirm that the Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement

The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Registrant a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (561) 479 0757, with a copy thereof to its counsel, Joseph Walsh of Troutman Sanders LLP, at (212) 704- 5919. If you have any questions regarding this request for withdrawal, please contact Mr. Walsh at (212) 704-6030.

Sincerely,

SILVERSTAR HOLDINGS, LTD.

By:	/s/ Clive Kabatznik
Name:	Clive Kabatznik
Title:	President and Chief Executive Officer